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                              IMO INDUSTRIES INC.
                                1009 LENOX DRIVE
                               BUILDING FOUR WEST
                            LAWRENCEVILLE, NJ 08648

         SUPPLEMENT TO INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER

     This Supplement to Information Statement ("Supplement") is being mailed on or about August 19, 1997 to holders of record of shares of Common Stock, par value 1.00 per share (the "Shares"), of Imo Industries Inc. (the "Company") at the close of business on or about July 24, 1997. This is a supplement to the Information Statement that was mailed on or about July 31, 1997 to such holders as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Supplement in connection with the possible election of persons designated by Purchaser (as defined below) to a majority of the seats of the board of the Company (the "Board"). This Supplement supplements the information contained in the Information Statement originally mailed on or about July 31, 1997, and the information contained therein is incorporated herein by reference.

     The original Information Statement contained information about three individuals identified by Purchaser as potential directors, Mitchell P. Rales, Steven M. Rales and Philip W. Knisely. Purchaser and the Company have agreed that in connection with the consummation of the Offer (as defined below), Neil
D. Cohen and King David Boyer, Jr. will be appointed to succeed two current directors of the Company and become Continuing Directors for the purposes of
Article X of the Company's Restated Certificate of Incorporation ("Article X"). Information about Mr. Cohen and Mr. Boyer, as well as information previously disclosed in the original Information Statement regarding Messrs. Mitchell Rales, Steven Rales and Phillip Knisely, is contained in this Supplement. Mr. Cohen and Mr. Boyer are referred to in this Supplement as "Purchaser Designees" along with Messrs. Mitchell Rales, Steven Rales and Phillip Knisely.

     On July 25, 1997, the Company and II Acquisition Corp. ("Purchaser"), entered into a Share Purchase Agreement, dated as of July 25, 1997 (the "Acquisition Agreement"), pursuant to which (and subject to the conditions thereof) Purchaser commenced on July 31, 1997 a tender offer (the "Offer") for all outstanding Shares, together with the associated preferred stock purchase rights, at a price of $7.05 per Share, net to the seller in cash. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, August 27, 1997 unless the Offer is extended.

     The Acquisition Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate (the "Purchaser Designees") up to such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser at such time bears to the total number of Shares then outstanding (the "Board Percentage"), and the Company will, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. At such times, the Company has agreed in the Acquisition Agreement to use all reasonable efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board with respect to (i) each committee of the Board (some of whom may be required to be independent as required by applicable law or requirements of the New York Stock Exchange), (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by applicable law.

     The Acquisition Agreement further provides that the Company will promptly take all actions required pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder in order to fulfill its obligations described above. The Company included

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in the Information Statement mailed on or about July 31, 1997 as part of the
Schedule 14D-9 information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1.

     Following the election or appointment of the Purchaser Designees pursuant to the Acquisition Agreement and prior to the Consummation Date, any amendment of the Acquisition Agreement or the Certificate of Incorporation or By-Laws of the Company, any termination of the Acquisition Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Purchaser or waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who neither were designated by Purchaser nor are employees of the Company or if no such directors are then in office, no such amendment, termination, extension or waiver shall be effected which is materially adverse to the holders of Shares (other than Purchaser and its affiliates).

     This Supplement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. YOU ARE URGED TO READ CAREFULLY THIS SUPPLEMENT AS WELL AS THE ORIGINAL INFORMATION STATEMENT PREVIOUSLY MAILED TO YOU. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     The following information contained in this Supplement concerning Purchaser and the Purchaser Designees has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The Board currently consists of three classes with six directors in total, designated as Class I, Class II and Class III. At each annual meeting of stockholders, the successors to the class of directors whose term expires at the annual meeting are elected for three-year terms. The classes are staggered so that the term of one class expires each year. The terms of the Class III directors expire in 1998 and each third year thereafter; the terms of the Class I directors expire in 1999, and each third year thereafter; and the terms of the Class II directors expire in 2000 and each third year thereafter. The officers serve at the discretion of the Board.

     Pursuant to the Acquisition Agreement, promptly upon the purchase by Purchaser of at least a majority of the outstanding shares of Common Stock, and from time to time thereafter, Purchaser shall be entitled to designate, subject to compliance with Section 14(f) of the Exchange Act, such number of Purchaser Designees equal to the Board Percentage and the Company shall, subject to
Section 14(f) of the Exchange Act, as promptly as practicable, satisfy the Board Percentage by (i) increasing the size of the Board of Directors of the Company or (ii) securing the resignations of such number of directors as is necessary to enable the Purchaser Designees to be elected to the Board.

     Purchaser has informed the Company that the Purchaser Designees will be the persons set forth in the following table. The following table sets forth the name, age, present principal occupation and employment and five year employment history for each of the persons whom Purchaser has designated pursuant to the Acquisition Agreement as the Purchaser Designees. The business address of Mitchell P. Rales and Steven M. Rales is 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037. The business address for Philip W. Knisely is 9211 Forest Hill Avenue, Suite 109, Richmond, Virginia 23235. The business address of Neil D. Cohen is 10501 Rhode Island Avenue, Beltsville, Maryland 20705. The business address of King David Boyer, Jr. is 3701 Pender Drive, Suite 500, Fairfax, Virginia 22030. Each of the persons listed below is a citizen of the United States.

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
                              CLASS OF DIRECTOR             PRESENT PRINCIPAL OCCUPATION OR
         NAME           AGE    TO BE APPOINTED        EMPLOYMENT AND FIVE YEAR EMPLOYMENT HISTORY
----------------------  ---   -----------------   ---------------------------------------------------
Steven M. Rales.......  46          Class I       Mr. Rales is Chairman of the Board of Danaher
                                                  Corporation, a manufacturer of tools and
                                                  process/environmental controls products, and has
                                                  held that position since 1984. Mr. Rales is also a
                                                  General Partner of Equity Group Holdings, a general
                                                  partnership located in Washington, D.C., with
                                                  interests in manufacturing companies, media
                                                  operations, and publicly traded securities, and has
                                                  been since 1979. Mr. Rales is also a director of
                                                  Colfax Capital Corp., Janelia Farm Corp. and
                                                  American Enterprises MPT Corp. and has held those
                                                  directorships from 1997, 1988 and 1996, respec-
                                                  tively. Mr. Rales is also a Member of the Board of
                                                  Managers of Constellation Capital Partners LLC. Mr.
                                                  Rales is also a founder and has been Chairman of
                                                  Colfax Communications, Inc. since 1991. He is also
                                                  a founder of Wabash National Corporation and was
                                                  its Chairman of the Board of Directors until 1994.
Mitchell P. Rales.....  40         Class II       Mr. Rales has been a director of Danaher
                                                  Corporation since 1984 and has been Chairman of its
                                                  Executive Committee since 1990. He is also a
                                                  General Partner of Equity Group Holdings and has
                                                  been since 1979. Mr. Rales is also a director of
                                                  Colfax Capital Corp., Janelia Farm Corp. and
                                                  American Enterprises MPT Corp. and has held those
                                                  directorships from 1997, 1988 and 1996,
                                                  respectively. Mr. Rales is also a Member of the
                                                  Board of Managers of Constellation Capital Partners
                                                  LLC. Mr. Rales is also a founder and has been a
                                                  Director of Colfax Communications, Inc., since
                                                  1991. He is also a founder of Wabash National
                                                  Corporation and was a Director until 1994.
Philip W. Knisely.....  42        Class III       Since 1995, Mr. Knisely has been on the Board of
                                                  Managers and has been President of Constellation
                                                  Capital Partners LLC, a private equity firm. He has
                                                  also been Director and President of American
                                                  Enterprises MPT Corp. since 1996. From 1988 to
                                                  1995, he was President of AMF Industries, a
                                                  privately held diversified manufacturing company at
                                                  8100 AMF Drive, Mechanicsville, VA 23111.
Neil D. Cohen.........  43         Class II       Mr. Cohen is the President of District Photo, Inc.,
                                                  a photofinisher, and has held that position since
                                                  1989. Since February 1997, he has also been the
                                                  President of Photo Marketing Association
                                                  International, Inc., a trade association for the
                                                  photofinishing industry, located at 3000 Picture
                                                  Place, Jackson, Michigan 49201.
King David Boyer,       45          Class I       Mr. Boyer is the President and the Chief Executive
  Jr..................                            Officer of TROY Systems Inc., a provider of high
                                                  technology business solutions, and has held those
                                                  positions since 1984. He is also a director of
                                                  Franklin National Bank.

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     Mr. Steven M. Rales and Mr. Mitchell P. Rales are brothers. Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director of the Company. None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or officers of the Company or (iii) to the best knowledge of Purchaser, except for 5,000 Shares beneficially owned by Mr. Knisely and purchased in November 1995, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Purchaser that, to the best of Purchaser's knowledge, none of the Purchaser Designees has been involved in any transaction with the Company or any of its directors, executive directors or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

     Purchaser has informed the Company that Mr. Cohen and Mr. Boyer are neither Affiliates nor Associates (each as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) nor representatives of Purchaser. The current Board intends to elect such Purchaser Designees to succeed two members of the current Board who are Continuing Directors for purposes of Article X. Mr. Cohen and Mr. Boyer will, upon such election, become Continuing Directors of the Company for all purposes of Article X.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of a majority of outstanding Shares, and that upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

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